Exhibit 21

EXHIBIT 21: SUBSIDIARIES OF REGISTRANT

Subsidiary of Registrant	State of Incorporation	D/B/A's
Southington Savings Bank	Connecticut	None
Subsidiaries of Southington Savings Bank	State of Incorporation	D/B/A's
BCI Financial Corporation	Connecticut	None
SSB Mortgage Corporation	Connecticut	None
SSB Insurance Services, Inc.	Connecticut	None